Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

The following list of frequently asked questions was sent to employees of ARRAY Technologies, Inc. on November 4, 2026.

Employee FAQ

General Q&A

1)	What was announced?

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ARRAY and Shoals announced that they have entered into a definitive agreement to combine in a stock-for-stock merger, creating an integrated energy infrastructure platform spanning structural and electrical balance-of-system solutions for utility-scale solar and battery energy storage.

•	The combination brings together complementary, market-leading solutions across foundations, trackers, fixed-tilt racking, electrical infrastructure, wire management and power delivery systems.

•	The combination is expected to build a stronger, more diversified platform with greater scale, an enhanced global footprint, broader customer reach and significant financial and operational benefits.

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Together, the combined company is expected to enhance customer value by reducing installation costs, streamlining project execution and lowering long-term maintenance requirements through increased product integration.

•	Under the terms of the agreement, Shoals shareholders will receive a fixed exchange ratio of 1.6931 ARRAY shares for each share of Shoals common stock they own.

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The transaction is expected to close in the first quarter of 2027, subject to shareholder and regulatory approvals, authorization for the combined company’s shares to be listed on Nasdaq, and other customary closing conditions.

2)	Who is ARRAY?

•	ARRAY is a leading global provider of integrated energy infrastructure for utility-scale and distributed generation providers.

•	Engineered for interoperability, ARRAY’s innovative hardware and services span solar trackers, fixed-tilt systems, foundations, wire management and other balance-of-system solutions.

•	ARRAY’s products work together to maximize energy production, withstand harsh weather conditions and deliver value throughout the lifecycle of a project.

3)	Who is Shoals?

•	Shoals is a leading provider of solar electrical infrastructure and power delivery systems.

•	The company has established a leading position in solar electrical balance-of-system solutions, with expanding capabilities in battery energy storage and data center power systems.

•	Shoals’ solutions complement ARRAY’s solar tracking, foundations and wire management capabilities.

4)	Why have ARRAY and Shoals decided to combine? What is the strategic rationale for the transaction?

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The combination of ARRAY and Shoals is expected to build a stronger, more diversified platform with greater scale, an enhanced global footprint, broader customer reach and significant financial and operational benefits.

•	The combined company is expected to:

•	Enhance customer value by reducing installation costs, streamlining project execution and lowering long-term maintenance requirements through increased product integration.

•	Serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions.

•	Build a stronger innovation engine, leveraging decades of technical and operating experience.

•	Realize significant cost savings in overhead and other expenses, with year-one cost synergies expected to deliver approximately $20 million of incremental, run-rate Adjusted EBITDA.

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Capitalize on cross-selling opportunities to drive incremental revenue growth, leveraging each company’s customer relationships, complementary product offerings and geographic strengths to accelerate broader adoption across the expanded customer base.

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Strengthen its cash generation profile by benefiting from Shoals’ approximately $1.6 billion of tax amortization and $237 million of Net Operating Losses as of September 30, 2026, which are anticipated to reduce taxable income and limit the cash tax obligations of the combined company for the next several years.

•	Draw upon its larger scale and improved financial flexibility to enhance shareholder value, benefiting from a more diversified revenue base and stronger balance sheet to invest in future growth.

5)	Why is now the right time for this combination?

•	Growing energy demand is creating significant opportunities for companies that can deliver innovative, integrated and cost-effective energy infrastructure solutions.

•	ARRAY and Shoals have each established industry-leading positions in their respective markets, with complementary capabilities and customer relationships.

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We believe now is the right time to bring these businesses together and create a stronger platform to capitalize on demand across utility-scale solar, distributed generation, battery energy storage and data centers.

6)	What are the benefits of the transaction for ARRAY?

•	The combination represents an important step forward in ARRAY’s strategy to build a technically integrated energy infrastructure platform.

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By combining our complementary, market-leading solutions, we expect to create an integrated platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth.

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Together, we expect to be better positioned to enhance customer value, serve our customers more efficiently through a unified design package, accelerate innovation, capture significant cost savings, and pursue opportunities across solar, storage and adjacent product categories.

•	The combined company is also expected to benefit from greater scale, a more diversified revenue base and a stronger balance sheet.

7)	How will the combination benefit customers, employees and shareholders?

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By combining our complementary, market-leading solutions, we expect to create an integrated platform with broader capabilities, deeper customer relationships and a stronger foundation for long-term growth.

•	We expect to enhance customer value by reducing installation costs, streamlining project execution and lowering long-term maintenance requirements through increased product integration.

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Additionally, we expect to serve customers more effectively through a unified design package and build a more powerful innovation engine by leveraging decades of technical expertise and operating experience.

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With greater scale and a stronger balance sheet, we expect that employees will benefit from new opportunities for collaboration, professional development and career advancement as the combined company grows.

•	Shareholders of both companies will participate in the future growth and value creation of a more diversified business with opportunities for cost savings, commercial synergies and profitable growth.

8)	How does the transaction align with ARRAY’s existing strategy and long-term growth objectives?

•	ARRAY has been advancing its balance-of-system strategy to evolve from a solar tracker leader into a technically integrated energy infrastructure platform.

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The combination is expected to accelerate these complementary strategies by creating a broader platform with greater scale, engineering capabilities and financial flexibility to pursue long-term growth.

9)	How will the combined company be differentiated from competitors?

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The combined company is expected to offer a comprehensive portfolio spanning foundations, trackers, fixed-tilt systems, electrical balance-of-system solutions, wire management and power delivery systems, bringing together structural and electrical balance-of-system capabilities through a unified design package, coordinated purchasing and integrated warranty support.

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ARRAY and Shoals are both industry leaders and together boast decades of technical and operating experience across engineering, innovation, project design, and customer delivery spanning more than 250 GW of projects.

•	Combining each company’s expertise is expected to create a deeper resource base to design innovative integrated solutions and improve project performance.

10)	How will the combination expand the companies’ addressable market and create new growth opportunities?

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The combination is expected to expand opportunities across attractive, high-growth end markets, positioning the combined company to meet the increasing demand across utility-scale solar, distributed generation, battery energy storage and data centers.

•	The combined company is expected to benefit from greater scale, a more diversified revenue base and a stronger cash-generation profile.

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These attributes are expected to enhance financial flexibility, enabling the company to invest in organic and inorganic growth opportunities and pursue disciplined expansion into new product categories over time.

•	The companies also expect to benefit from complementary customer relationships and an expanded geographic footprint to accelerate adoption of each company’s solutions.

11)	What are the key terms of the transaction?

•	Under the terms of the agreement, Shoals shareholders will receive a fixed exchange ratio of 1.6931 ARRAY shares for each share of Shoals common stock they own.

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Following closing, Shoals shareholders are expected to own approximately 64.5% of the combined company’s basic shares outstanding (64.5% on a fully diluted basis), with ARRAY shareholders owning approximately 35% of the combined company’s basic shares outstanding (35.5% on a fully diluted basis).

•	ARRAY will serve as the legal acquirer and corporate parent of the combined company.

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The transaction is not expected to require ARRAY to refinance or redeem any of its outstanding debt or preferred securities as a condition of the merger, other than the agreed-upon redemption of $161.3 million liquidation preference of the Preferred Stock described in our press release and filings.

•	The transaction is expected to close in the first quarter of 2027, subject to shareholder and regulatory approvals, Nasdaq listing authorization and other customary closing conditions.

12)	Who will lead the combined company and how will the management team be selected?

•	Upon completion of the transaction, Brandon Moss will serve as Chief Executive Officer of the combined company. To ensure a smooth transition, Kevin Hostetler will serve as Special Advisor.

•	Brandon Moss brings proven leadership, deep industry expertise and strategic vision to lead the combined company in its next phase of growth.

•	Additional details regarding the management structure will be communicated as they are finalized.

13)	What will the combined company’s Board of Directors look like, and how will representation be determined?

•	The combined company’s Board of Directors is expected to include representation from both ARRAY and Shoals.

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Under the current proposed structure, the combined company’s Board will be comprised of ten directors, including four independent directors from each of the current ARRAY and Shoals Boards, as well as Brandon Moss and Brad Forth.

•	The Board will be focused on supporting the combined company’s long-term strategy and value creation.

14)	What will the combined company be called and where will it be headquartered?

•	The combined company intends to announce a new corporate name and ticker symbol in the coming months to reflect the expanded scope of its products, services and strategic opportunities.

•	The headquarters and principal place of business will be in Albuquerque, New Mexico and the corporate offices will be in Chandler, Arizona.

•	Until closing, ARRAY and Shoals will continue operating as separate companies.

15)	How will the businesses be integrated and what will the combined company’s operating structure look like?

•	Today’s announcement is the first step in a process that will take time to complete, and many decisions about how the two companies will come together remain to be determined.

•	We are committed to approaching integration planning thoughtfully, with a focus on leveraging the strengths and expertise of both organizations.

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Over time, the combined company expects to deliver increasing levels of integration across structural and electrical balance-of-system solutions, designed to reduce installation costs, streamline project execution and lower long-term maintenance requirements.

•	Until closing, ARRAY and Shoals will continue operating independently, maintaining their existing commitments to customers, employees and business partners.

16)	When is the transaction expected to close and what shareholder and regulatory approvals are required?

•	The companies expect the transaction to close in the first quarter of 2027.

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Closing is subject to approval by shareholders of both companies, receipt of required regulatory approvals (including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), authorization for the combined company’s shares to be listed on Nasdaq and other customary closing conditions.

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The transaction has been unanimously approved by members of the Boards of Directors of both companies who voted on the transaction. Brad Forth did not participate in the Boards’ consideration of or vote on the transaction.

•	We will continue to provide updates as the transaction progresses.

Employee Q&A

17)	How will the combination benefit customers?

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The combination is expected to create a more integrated energy infrastructure platform spanning foundations, trackers, fixed-tilt systems, electrical infrastructure, wire management and power delivery systems.

•	We expect to:

•	Enhance customer value by reducing installation costs, streamlining project execution and lowering long-term maintenance requirements through increased product integration.

•	Serve customers more effectively through a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions.

•	Build a stronger innovation engine, leveraging decades of technical and operating experience.

18)	Will this announcement impact my existing contracts, pricing or commercial terms with ARRAY?

•	No. Today’s announcement does not change your existing contracts, pricing arrangements or commercial terms with ARRAY.

•	Until the transaction closes, ARRAY and Shoals will continue operating as separate companies, with business continuing as usual.

•	Please continue working with your existing ARRAY representatives as usual.

19)	Will my current point of contact or customer support team change?

•	No. Your existing points of contact and customer support arrangements remain unchanged as a result of today’s announcement.

•	Please continue working with your current ARRAY representatives.

•	We remain committed to delivering the high-quality products and service you have come to expect from us.

20)	Will there be any changes to existing orders, project timelines, deliveries or product availability?

•	Today’s announcement does not change our existing orders, project commitments or delivery arrangements.

•	ARRAY remains focused on meeting customer needs and delivering on our existing commitments.

•	Please continue working with your usual ARRAY contacts regarding specific projects and orders.

21)	Will the combination affect the quality, reliability or service levels of the products and solutions I receive?

•	We remain fully committed to delivering the high-quality products, reliable service and customer support you expect from ARRAY.

•	Until closing, our existing operations and customer support arrangements will remain unchanged.

•	Looking ahead, the combination is expected to strengthen our ability to innovate and deliver integrated solutions that improve project performance and economics.

22)	Will customers be required to purchase products from both companies, or can they continue sourcing individual products and solutions?

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The combined company intends to offer customers enhanced flexibility and packaging choice across structural and electrical balance-of-system solutions (SBOS and EBOS), while delivering increasing levels of integration over time designed to reduce installation costs, streamline project execution and lower long-term maintenance requirements.

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We expect that customers will also be able to continue sourcing individual products and solutions as they do today, and the combined company is expected to continue to support interoperability with third-party products.

•	Over time, in addition to existing products, the companies intend to offer customers a unified design package, coordinated purchasing and integrated warranty support across combined offerings.

23)	How will the combined company’s expanded product portfolio improve project execution, installation efficiency and overall project economics?

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By combining complementary technologies and engineering expertise, the combined company expects to deliver more integrated and interoperable solutions across the solar value chain, bringing structural and electrical balance-of-system solutions together through a unified design package, coordinated purchasing and integrated warranty support.

•	These solutions are expected to reduce interface complexity, simplify installation, streamline project execution and lower customers’ total cost of ownership.

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The broader platform is also expected to create opportunities to improve product interoperability and long-term system performance, while reducing installation costs and long-term maintenance requirements.

24)	Will ARRAY and Shoals continue to support products and solutions from other manufacturers and suppliers?

•	Until closing, both companies will continue operating independently, with business continuing as usual.

•	Specific post-closing product compatibility and third-party support arrangements to be confirmed, but we expect they will continue to support interoperability with third-party products.

25)	How will the combination affect customers who currently work with both companies?

•	Until closing, ARRAY and Shoals will continue operating as separate companies, and existing customer relationships and points of contact will remain unchanged.

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Over time, the combination is expected to create opportunities to offer more coordinated solutions across a broader range of customer needs, including a unified design package, coordinated purchasing and integrated warranty support across SBOS and EBOS solutions.

•	We will share additional information about future offerings and customer arrangements as plans develop.

26)	When can customers expect to benefit from the combined company’s integrated solutions?

•	The transaction is expected to close in the first quarter of 2027, subject to required approvals and customary closing conditions.

•	Until then, both companies will continue operating independently, with business continuing as usual.

•	Following closing, the combined company expects to pursue opportunities to deliver more integrated solutions, in addition to our existing standalone solutions.

IMPORTANT INFORMATION AND DISCLAIMERS

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of the Preferred Stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of the Preferred Stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.ARRAYtechinc.com and on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.ARRAYtechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at ARRAY Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at www.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.